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                             LIFECODES CORPORATION
                                550 West Avenue
                               Stamford, CT 06902
                                  203-328-9500


December 1, 1998


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:         Lifecodes Corporation/Registration Statement on Form S-1
            (File No. 333-59271)

Ladies and Gentlemen:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended, Lifecodes Corporation (the "Company") hereby withdraws its Registration Statement on Form S-1 (Registration No. 333-59271) as amended, that originally filed with the Securities and Exchange Commission on July 17, 1998. The Company is withdrawing the Registration Statement because it does not intend to conduct the offering of shares of Common Stock contemplated in the Registration Statement at this time. No shares of Common Stock of the Company have been issued or sold under the Registration Statement.

         In addition, the Company hereby requests that its related Registration Statement on Form 8-A and its Confidential Treatment Application also be withdrawn at this time.

         If you have any questions with respect to this letter, please contact Michael Grundei of the law firm of Wiggin & Dana at 203-498-4353.

                                      Very truly yours,
                                      LIFECODES CORPORATION


                                      By:/s/ Walter O. Fredericks
                                         ------------------------------------
                                      Walter O. Fredericks
                                      President and Chief Executive Officer